Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN  46350






    Nancy Frohnmaier
    Corporate Secretary
    General Employment Enterprises
    One Tower Lane--Suite 2200
    Oakbrook Terrace, IL  60181


    April 17, 2008

    To the General Employment Board of Directors:

    As, by all accounts, General Employment's 3rd largest shareholder (holding 4.7%), I appreciated the chance to meet with you several weeks ago at the annual meeting, and wanted to follow up regarding my concerns about our company.

    By way of a bit of personal history, I am not a "quick buck artist"; I am a seasoned, disciplined, and patient value investor. I have owned shares in General Employment CONTINUOUSLY since December of 2001, or well over 6 years. Unfortunately, despite having the fortitude to purchase a considerable number of shares in the 40-50 cent range back in 2002, with my current average cost basis of $1.50, the reward to me as an investor, at current prices, has been slim to nil.

    Why is this? I feel I have been "loyal" to the firm, but I don't feel the firm has been "loyal" to its broader shareholder base. We must remember, first and foremost, that JOB is a public entity, has a responsibility to view itself as such, and that it is the solemn task of each board member to seek to fulfill
the mandate implicit in that.   As I see it, there are 2 fundamental problems
with General Employment that are absolutely imperative for the board to address:

      1) The company is too small, at its current revenue base, to justify being public and/or independent, and

      2) The top executive salary consumes too large a percent of the profit potential of the business, which inherently undermines the credibility of General Employment as a public entity, breeds cynicism on Wall Street, severely limits your potential shareholder base, and depresses the stock price.

    As far as #1 goes, growth (organically or through acquisition) would normally be a viable strategy to address this, but let's face it: General Employment has not evidenced an ability to grow over the long run. The company has been public since 1967, and yet, does achieving $20 million in annual revenues, after 40 years, really represent success as a growth vehicle?
Granted, the company did earn a healthy 50+ cents annually, for several years in the late '90's, but that was, by any reasonable account, a once-in-a-lifetime situation owing to the "dot-com bubble." Since then, revenues have declined over 60%...and have not recovered. Are we supposed to be satisfied that, at the recent peak of the current economic cycle, with unemployment bottoming out at 4.5%, JOB basically earned 15-20 cents per share (untaxed) for each of the last 3 years running? I think not.

    In point of fact, if the company's net income is averaged out over a long period of time (including peaks and troughs), returns to shareholders have been abysmal. For the 12 years 1996-2007 (which, mind you, includes ALL the years of the "dotcom bubble"), the company earned $6.1 million in aggregate "bottom-line" net income. That is roughly $500,000 a year. If you divide that by the 5 million shares currently outstanding...THAT IS A MERE 10 CENTS IN AVERAGE EPS for each of the last 12 years.

    With this all in mind, it seems unrealistic for management to suggest (as it did at the annual meeting) that focusing on "growth in temp" is going to "magically" get the company to the kind of revenue level it needs in order to more adequately cover fixed costs, and earn a respectable return on shareowners' investment. Why should public shareholders, or the board, give the company another 2, 3, 5, or whatever, years to execute a strategy that, in all honesty, is NOT going to succeed? Why should we suffer more ongoing underperformance, when there are other options that would allow long-term investors to be compensated? Why is the board ignoring these options? With the stock at $1.35 as I write, how do you think your broader base of shareholders would feel about a $3-4 buyout of the company, if such is to be had? I'll tell you how they
would feel, in one word:  RELIEVED.   Ask yourself: Wouldn't you rather that
your "charges" feel relieved and grateful...rather than cynical and resentful?

    The other issue, mentioned in point #2 above, is that the top executive's annual salary package is simply UNTENABLE for a $20 million in sales company.
At $543,000, it consumes nearly 3% of the company's annual revenues, which is equal to the entire net profit margin of the typical larger staffing firms (Manpower, Kelly, Spherion, etc.) in a good year! It is not only outside the realm of what is reasonable for similar size staffing firms (based upon sales or market cap); it is outside the realm of what is reasonable for similar size
firms in almost ANY industry.   In fact, if you take the amount of the salary
package for the company's top executive, for each of the last 12 years, and
aggregate it, the total amounts to $5.8 million.   Astonishingly, this amount is
nearly equal to the company's aforementioned aggregate net income over these same years ($6.1 million)! Ask yourself: Is it fair or appropriate for the top executive in the corporation to have been paid an amount over the last 12 years that is nearly equal to the company's net income??!

    If the board insists on maintaining General Employment as a going concern, what is required at this time is a total restructuring of executive pay packages, with a dramatically greater emphasis on incentive-based pay. A good way to start would be a top executive salary in the $125-175K range, with annual bonuses for achieving returns on equity above, say, 12%. There are other ways to structure this, of course (including a greater emphasis on options, a "blended" bonus that relates to sales growth and ROE, or a bonus based upon achievement of certain pre-tax income "tiers")...but I'll leave it up to the board to analyze all the combinations and permutations. Suffice it to say, if ALL upper-management pay packages were restructured on this basis, at least shareholder and management interests would FINALLY be aligned, such that, should management decide to pursue a growth strategy instead of a shorter-term "maximization of shareholder value" strategy, if they should fail, they will rightfully have to "pay the price," along with the (long-suffering) public shareholders.

    It's deeply troubling to me that, as things stand now, the company's public shareholders are put at an inherent disadvantage, and the board is, implicitly and explicitly, endorsing a business model that makes it essentially IMPOSSIBLE for shareholders in the company to earn a decent return on their investment. This cannot, and should not, go on. The current compensation policy is damaging to the FAITH of your shareholder base, as it represents a "ball and chain" on the company's achieving its long run potential. Candidly, the Street implicitly questions who the company is being operated for. That question is NATURAL in the minds of anyone who reads the proxy...and it's incredibly damaging to investor trust, of the company, and of the board. As I said before, in this context, by any honest measure, the company would be better off sold, or taken private.

    I understand full well, and appreciate, the storied family name that has guided this company over many years, and the proud 100 year history of an independent General Employment. As a lover of history, I appreciate the importance of "institutional memory" and tradition in building a corporate
culture and espirit de corps.   However, I also know that a publicly traded
corporation exists for a reason, and I must say, with no disrespect intended, that that reason has been not only woefully neglected, but appears to have been
outright abandoned, by the boar    A company cannot operate based upon a
"glorious past"; it must operate for all the shareholders, based upon what is, and what can be.

    Thusly, I call on you to rededicate yourself to your entrustment, as board members, with single-minded focus, determination, and zeal. It's time for a sober and clear-headed evaluation of the strategic direction of General Employment...the viability of the current strategy, and the need for CHANGE. It is also necessary to evaluate compensation policy across the entire executive ranks...the fundamental fairness of the current policy, and the need for CHANGE.

    Faith on Wall Street, the PE multiple, depth of the shareholder base, and shareholder value, will be significantly increased, over the long run, if unaffiliated public investors can feel that the company is operating with the INTENT of the public shareholders in mind. Right now, rightly or wrongly, with the current strategic direction and executive compensation policy, the company has no credibility representing itself as a bona-fide public entity to the Street. To a JOB "loyalist" like me, that fact is unacceptable, disturbing, and maddeningly frustrating...AND SHOULD BE LIKEWISE TO THE BOARD...as our company's potential as an investment vehicle is being, frankly, wasted.

    When the company's largest shareholder (whose SEC filings reveal purchases of stock at upwards of $3 apiece) writes a letter to management, seeking to increase his position to 15%, and agrees to vote the additional "above 10%" shares as the rest of the shareholders do, and the board declines, I find that troubling. I especially find that troubling when we have total insider open market purchases in JOB over the last 5 years that amount to a mere 2540 shares by Mr. Baker...and 6000 shares by (now former director) Mr. Lizzadro. The low inside ownership generally (with the exception of Mr. Imhoff), and the fact that the company is currently selling for little more than cash value without ANY insider buying, de facto shows the value the board places on JOB as an OPERATING entity, intended to generate returns.

    Why should the company's largest shareholder get "punished" for being willing to pay up to $3 for the stock, and be precluded from "averaging down," when it drops to $1.35? Why would the board decline to advance something that will further shareholder value, by getting more of the company's stock into (seemingly) "tight hands"? Does the poison pill honestly exist to prevent an unfair and "coercive" takeover offer...or to entrench management? This is a serious question. Please take the time to ask yourself what the outsized majority of your shareholders WANT. If it is a sale of the company, for a multiple of perhaps 2-3x the current stock price, then why doesn't the board
pursue that?   If a would be acquiror perceives value, because he would be able to eliminate, say, $1-2 million worth of SG&A, and have that drop right to the bottom line, why should your public shareholders continue to have to be saddled paying "nose-bleed level" executive salaries, for underperformance? Again, I must ask: Is this company truly being operated for the public shareholders??

    I am going to close this letter by asking you to consider this letter to be, above all, a MORAL APPEAL to you, as fiduciaries. PLEASE don't let the public shareholder base down any longer. We're counting on you to make the necessary changes, in order that, for once, the greatest good will accrue to all. In meeting the board for the first time, I came away with the distinct impression that it is a group of good and conscientous people that want to do the right thing. Know that there are a number of people in the public sphere that EXPECT you to act, and have every RIGHT to expect you to act. I have informally made contact with a number of them...1, 2, and 3% shareholders. I believe I can also say, with confidence, that they represent a significant majority of General Employment's shareholders. DON'T EVER FORGET THAT...as you consider the actions that need to be taken.

    The family that has operated this entity for the last generation has ALREADY gotten its reward; it is time for the REST of us (the broad swath of public shareholders) to get ours...to be rewarded for OUR loyalty to General Employment...and for the board to aggressively pursue this righteous and appropriate imperative.

    Thank you for your time, attention, and consideration. I look forward to following up with you, individually, and collectively, to advance the cause of maximizing shareholder value for ALL General Employment shareholders, and to discuss the contents of this letter with you.


                                                  Respectfully,





                                                  Timothy J. Stabosz
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